FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1 - 2380

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Aviall, Inc. Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Aviall, Inc.

2750 Regent Blvd

DFW Airport, Texas 75261

The Exhibit Index appears on Page 19

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVIALL, INC. EMPLOYEE SAVINGS PLAN

By:	/s/ Jeffrey J. Murphy
Jeffrey J. Murphy
Chairman, Aviall, Inc. Employee Savings Plan

By:	/s/ Colin M. Cohen
Colin M. Cohen
Vice President and Chief Financial Officer
Aviall, Inc.

By:	/s/ Jacqueline K. Collier
Jacqueline K. Collier
Vice President and Controller
Aviall, Inc.

Date: June 29, 2005

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the Aviall, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 22, 2005

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	December 31,
	2004	2003
ASSETS
Investments, at fair value (see Note 3)	$37,705,990	$30,828,709
Participant loans	1,071,130	944,965

Total investments	38,777,120	31,773,674

Cash	4,907	501
Other receivables	—	52,184

Total assets	38,782,027	31,826,359

LIABILITIES
Excess participant contributions	111,712	28,575
Other liabilities	368	1,019

Total liabilities	112,080	29,594

Net assets available for benefits	$38,669,947	$31,796,765

The accompanying notes are an integral part of these financial statements.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

Year ended December 31, 2004
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$3,985,319
Dividends	748,781
Interest	334,591

5,068,691

Contributions:
Participant	2,471,906
Employer	645,849
Rollover	62,284

3,180,039

Total additions	8,248,730

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,329,955
Plan fees and expenses	45,593

Total deductions	1,375,548

Net increase	6,873,182

Net assets available for benefits:
Beginning of year	31,796,765

End of year	$38,669,947

The accompanying notes are an integral part of these financial statements.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Aviall, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan, sponsored by Aviall, Inc. (“Aviall” or the “Company”), was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA that, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants’ rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

Participation in the Plan is voluntary. Participants may make elective contributions to the Plan beginning on their date of hire, but must have one year of qualified service and be at least 21 years of age before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan.

Plan Investments

The Plan is a self-trusteed plan with The 401(k) Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts.

Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Stock Restricted Shares Fund. Earnings are allocated based on number of shares attributed to participants’ accounts.

Aviall Stock Restricted Shares Fund: The fund consists of Aviall, Inc. common stock contributed by the Company in 1998 through a one-time grant of shares to eligible employees, as defined in the 1997 Plan amendment. The fund is not a participant directed fund and, as such, participants do not have access to the fund while employed with the Company.

Aviall Common Stock Fund: The fund consists of Aviall, Inc. common stock that is purchased on a regular and continuous basis on the open market, and a money market fund that is used to facilitate stock purchases and liquidations.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Washington Mutual Investors Fund A: The fund is a large-cap value fund that seeks capital appreciation by investing primarily in large companies with market capitalizations of $10 billion or more.

EuroPacific Growth Fund A: The fund is an international equity fund that seeks long-term capital growth by investing mainly in companies domiciled in developed countries outside the U.S. The fund may also invest in emerging market countries.

T Rowe Price Blue Chip Growth Fund Adv: The fund is a large-cap growth fund that seeks capital appreciation by investing primarily in stocks of large companies with above-average prospects for earnings growth. The fund was introduced to the Plan on November 9, 2004.

Dreyfus Premier Emerging Markets A: The fund is an emerging regional fund that seeks long-term growth by investing mainly in stocks of companies domiciled in emerging market countries. The fund was introduced to the Plan on October 1, 2002.

Franklin Balance Sheet Investment A: The fund is a small-cap value fund that seeks capital appreciation by investing primarily in small companies with market capitalizations of less than $1 billion.

Franklin Real Estate Securities Fund A: The fund is an equity real estate sector fund that seeks long-term maximum capital appreciation by investing primarily in stocks of companies in the U.S. property-related industries and/or holding physical real estate such as development sites.

Massachusetts Investors Growth Stock Fund A: The fund is a large-cap growth fund that seeks capital appreciation by investing primarily in stocks of large companies with above-average prospects for earnings growth. The fund was liquidated from the Plan on November 16, 2004 and replaced by the T Rowe Price Blue Chip Growth Fund Adv.

MFS International New Discovery Fund A: The fund is an international small company fund that seeks long-term capital growth by investing mainly in smaller companies domiciled in developed countries outside the U.S. The fund may also invest in emerging market countries. The fund was introduced to the Plan on June 1, 2004.

Lord Abbett Developing Growth Fund A: The fund is a small-cap growth fund that seeks capital appreciation by investing primarily in stocks of small companies with above-average prospects for earnings growth.

PIMCO Total Return Fund A: The fund is a fixed income general intermediate-term fund that seeks current income with only limited volatility of principal. The fund invests primarily in investment-grade corporate bonds, U.S. Treasury securities and bonds issued by U.S. government agencies.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

ING International Small-Cap Growth Fund A: The fund is an international small company fund that seeks long-term capital growth by investing mainly in smaller companies domiciled in developed countries outside the U.S. The fund may also invest in emerging market countries. The fund was liquidated from the Plan on June 8, 2004 and replaced by the MFS International New Discovery Fund A.

Stable Value Fund: The fund seeks consistent, positive returns while preserving principal and maintaining liquidity. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions.

Contributions, Vesting and Forfeitures

The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The Plan entitles nonhighly compensated employees to defer up to 50% of their pre-tax compensation up to the maximum annual limit as determined by the IRC. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the nondiscrimination tests. The maximum employee contribution for 2004 was $13,000 and for 2003 was $12,000, and is limited by law. Effective for plan years beginning on and after January 1, 2002, participants who are age 50 or older by the end of the plan year and who cannot contribute additional amounts to the Plan due to either a plan limit or certain statutory limits, may contribute an additional amount to the Plan as a “catch-up contribution.” The maximum catch-up contribution for 2004 was $3,000 and for 2003 was $2,000. The Company does not match catch-up contributions. Effective July 1, 2001, the Company matches 50% of the employee’s contribution limited to the first 5% of employee compensation per pay period.

Participants are immediately 100% vested in the participant’s contribution and earnings thereon. Participants vest 25% per year in Company contributions and the earnings thereon beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. Upon a distribution to a participant, nonvested Company contributions are forfeited and are used to offset future Company contributions. At December 31, 2004 and 2003, there were $18,952 and $19,150, respectively, of forfeitures that will be used to offset future Company contributions. Employer contributions were reduced by $20,075 from the use of forfeitures for the Plan year ended December 31, 2004.

In 1997, the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees as defined in the amendment. This contribution is included in the Aviall Stock Restricted Shares Fund and cannot be directed by the participants.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

All contributions to the Plan are deposited in the trust. At the employee’s option, contributions are directed into separate participant directed investment funds, as discussed above.

For the Plan year ended December 31, 2004 and 2003, the Plan failed the average deferred percentage discrimination testing. In order to continue as a qualified plan, the excess participant contributions were refunded to participants during the following Plan year. Such amounts refunded to participants are reflected as a payable to participants on the statement of net assets available for benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, as eligible, the allocation of the investment fund earnings and the allocation of stable value fund administrative fees, as well as charged with loan fees, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rollovers

Distributions from another qualified plan can be transferred into the Plan. In 2004, rollover accounts in the amount of $62,284 were transferred into the Plan and are included on the statement of changes in net assets available for benefits.

Payment of Benefits

In the event of a participant’s termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested account balance of the participant’s account in a lump-sum payment. Upon a participant’s death or retirement due to total and permanent disability, a participant’s Plan account balance immediately becomes fully vested and nonforfeitable.

Upon a participant’s retirement date, a participant’s Plan account balance immediately becomes fully vested and nonforfeitable. A participant’s retirement date is defined as the later of the date upon which a participant attains age 65 or the fifth anniversary of the date the participant commenced participation in the Plan. Upon retirement, a lump-sum payment of the participant’s account balance shall be made as soon as administratively practicable following the valuation date coinciding with or immediately following the participant’s retirement date.

In no event shall a distribution be made later than 60 days after the close of the plan year in which the latest of the following events occurs: the date the participant attains or would have attained age 65 (or if earlier the participant’s retirement date), the tenth anniversary of the participant’s participation in the Plan, or the participant’s termination of employment.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Lump-sum payments of $5,000 or less are made at the request of a participant or beneficiary, or annually upon the failure of a participant or beneficiary to respond to the recordkeepers request for payment instructions within the specified time frame. For payments greater than $5,000, consent of the participant or beneficiary is required. Lump sum payments are net of tax.

The Plan allows hardship withdrawals for the following reasons:

(1)	Payment of catastrophic medical expenses;

(2)	Purchase of a principal residence;

(3)	Payment of tuition of post secondary education;

(4)	Payments to prevent the eviction or foreclosure of principal residence; or

(5)	Any other reason deemed a financial hardship by the Internal Revenue Service (“IRS”).

Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

(1)	The amount withdrawn may not exceed the amount of immediate financial need;

(2)	The participant must obtain all nontaxable loans available under the Plan prior to applying for hardship withdrawal;

(3)	The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee’s elective contributions for the year of the hardship distribution; or

(4)	The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 6 months after the receipt of the hardship withdrawal.

There were five distributions totaling $76,143 that were requested and approved in 2004 and paid in 2005. There were three distributions totaling $171,768 that were requested and approved in 2003 and paid in 2004.

Loans

An active participant with a vested account balance of at least $2,000 may borrow from their account. Loans are limited to 50% of the vested account balance and are secured by the participant’s remaining vested account balance. Loans must be at least $1,000 but not greater than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for the purchase or construction of a principal residence, in which case the maximum repayment term is 10 years. Loans accrue interest at a rate equal to the applicable treasury note rate plus 4.0% fixed for the term of the loan. Such rates range from 5.22% to 10.74% for loans outstanding at December 31, 2004. All principal and interest repayments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of repayment. Loans that are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Under the Plan’s loan provisions, participants are allowed to have up to two loans outstanding at a given time. Aviall, Inc. stock classified as “restricted” (Aviall Stock Restricted Shares Fund) is disqualified from being used to calculate loanable account balances or fund loans unless otherwise determined by the Plan Administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

Plan Termination

The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Plan Fees and Expenses

The Company paid all brokerage, administrative and recordkeeping fees for the Plan. Loan fees, when applicable, and administrative fees related to the Stable Value fund, when applicable, were charged to the Participant accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. These were the only expenses paid with Plan assets. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investments and Investment Income

The Plan’s investments in common stock are stated at fair value, using quoted market prices. Participant loans are valued at cost, which approximates fair value. Mutual and money market funds and common/collective trusts are stated at net asset value.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade date basis, and dividends are reinvested at the date-of-record market price. Interest income is recorded on the accrual basis.

Appreciation and Depreciation in Fair Value of Investments

Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the plan year or acquisition cost if acquired during the plan year. Unrealized gains and losses are calculated as current value of investments at the end of the plan year less current value at the beginning of the plan year or acquisition cost if acquired during the plan year. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in net assets available for benefits. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

Investments held by the Plan at December 31, 2004 and 2003 consisted of the following:

	December 31,
	2004	2003
Mutual funds	$26,600,504	$20,946,567
Money market funds	190	805
Common collective trust funds	6,302,545	6,496,087
Common stock	4,802,751	3,385,250

	$37,705,990	$30,828,709

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003 are as follows:

	December 31,
	2004		2003
Aviall, Inc. Common Stock Funds:
Aviall, Inc. Common Stock (200,936 and 209,703 shares, respectively)	$4,615,496		$3,252,496
Aviall Stock Restricted Shares (8,152 and 8,559 shares, respectively) *	$187,255		$132,754
Washington Mutual Investors Fund A (232,468 and 208,778 shares, respectively)	$7,155,377		$6,008,631
EuroPacific Growth Fund A (76,540 and 67,710 shares, respectively)	$2,727,137		$2,045,529
T Rowe Price Blue Chip Growth Fund Adv (147,148 and 0 shares, respectively)	$4,551,310		$—
Franklin Balance Sheet Investment Fund A (48,303 and 39,857 shares, respectively)	$2,814,159		$1,896,045
Franklin Real Estate Securities Fund A (90,272 and 68,748 shares, respectively)	$2,377,777		$1,478,100	**
Massachusetts Investors Growth Stock Fund A (0 and 343,399 shares, respectively)	$—		$3,887,284
Lord Abbett Developing Growth Fund A (112,599 and 110,672 shares, respectively)	$1,790,328	**	$1,660,092
PIMCO Total Return Fund A (253,172 and 211,463 shares, respectively)	$2,701,350		$2,264,779
Stable Value Funds:
Invesco Stable Value Fund (6,302,545 and 6,496,087 shares, respectively)	$6,302,545		$6,496,087

*	Nonparticipant directed.
**	Does not represent 5% or more of the Plan’s net assets, shown for comparative purposes only.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,985,319 as follows:

Mutual funds	$2,449,089
Common stock	1,536,230

$3,985,319

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net assets:
Common stock	$187,255	$132,754

	$187,255	$132,754

Year ended December 31, 2004
Changes in net assets:
Net appreciation in fair value	$62,029
Distributions	(7,528)

$54,501

5.	TAX STATUS OF THE PLAN

The IRS granted a favorable letter of determination under the applicable section of the IRC on August 11, 2004 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification and to be amended to comply with any changes in the IRC.

Management is unaware of any material variations in the operations of the Plan from the terms of the Plan documents, including amendments. The Company believes the Plan, as amended, continues to qualify and operate as designed in accordance with applicable sections of the IRC and ERISA.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions. The Company provides certain accounting and administrative services for which no fees are charged.

For the year ended December 31, 2004 and 2003, the Plan purchased 28,775 and 32,775 shares of Aviall, Inc. common stock, respectively, at a cost of $535,881 and $319,286, respectively. The Plan sold 37,542 and 69,313 shares of Aviall, Inc. common stock, respectively, at a price of $647,133 and $835,166, respectively.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2004 and 2003, the Plan sold 407 and 1,155 shares of Aviall, Inc. Restricted Shares, respectively, at a price of $7,528 and $9,302, respectively.

Administrative expenses paid by the Company on behalf of the Plan amounted to $31,676 in 2004 and $21,026 in 2003.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$38,669,947	31,796,765
Amounts allocated to withdrawing participants	(76,143)	(171,768)

Net assets available for benefits per the Form 5500	$38,593,804	31,624,997

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of the 5500:

Benefits paid to participants per the financial statements	$1,329,955
Plus: amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	76,143
Less: amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	(171,768)

Benefits paid to participants per the Form 5500	$1,234,330

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

8.	SUBSEQUENT EVENTS

Effective January 1, 2005, the Company removed the one year service requirement to receive Company matching contributions. Participants who have made a salary deferral contribution and are at least 21 years of age are eligible for Company matching contributions upon hire.

Effective January 1, 2005, the Company increased the Company’s match from 50% of the employee’s contribution limited to the first 5% of employee compensation per pay period to 50% of the employee’s contribution limited to the first 6% of employee compensation per pay period.

Effective March 28, 2005, lump sum payments between $1,000 and $5,000 require consent of the participant or beneficiary. Previously, consent was required on lump sum payments over $5,000.

SUPPLEMENTAL SCHEDULE

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - FORM 5500

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a) Party in Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**		(e) Current Value
	Corporate Common Stocks:
*	Aviall, Inc.	200,936.8630 shares	*	*	$4,615,496
*	Aviall, Inc. Restricted Shares	8,152.1370 shares	$126,440		187,255

	Mutual Funds:
	Washington Mutual Investors Fund A	232,468.4040 shares	*	*	7,155,377
	EuroPacific Growth Fund A	76,540.4650 shares	*	*	2,727,137
	T Rowe Price Blue Chip Growth Fund Adv	147,148.7330 shares	*	*	4,551,310
	Dreyfus Premier Emerging Markets A	52,672.5800 shares	*	*	1,032,909
	Franklin Balance Sheet Investment A	48,303.4410 shares	*	*	2,814,159
	Franklin Real Estate Securities Fund A	90,272.4570 shares	*	*	2,377,777
	Lord Abbett Developing Growth Fund A	112,599.2690 shares	*	*	1,790,328
	MFS International New Discovery Fund A	67,954.8860 shares	*	*	1,450,157
	PIMCO Total Return Fund A	253,172.4050 shares	*	*	2,701,350

	Common/Collective Trust Funds:
	Invesco Stable Value Fund	6,302,545.2450 shares	*	*	6,302,545

	Money Market Funds:
	AllianceBernstein Capital Reserve	190.0000 shares	*	*	190

*	Participant Loans	Interest rates range from 5.22% to 10.74% (Term not exceeding five years for nonresidential loans and ten years for residential loans)	*	*	1,071,130

	Total Assets Held for Investment				$38,777,120

*	Represents an investment with a party in interest.
**	Cost not required for participant directed investments.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit No.	Description	Page
23	Consent of Independent Registered Public Accounting Firm	20